UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Avianca Holdings S.A.

Bogotá, July 21, 2016

In June 2016

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 2.4 MILLION PASSENGERS

In June 2016, Avianca Holdings and its subsidiaries carried 2,460,627 passengers, a 5.3% increase over the same period in 2015

In June 2016, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,460,627 passengers, an increase of 5.3% compared to June 2015. Capacity, measured in ASKs (available seat kilometers), increased 8.1%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 9.8%. The load factor for the month was 81.7%.

Domestic markets in Colombia, Peru and Ecuador

In June 2016, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,506,313 travelers, an increase of 5.4% compared to June 2015. Capacity (ASKs) increased 2.5%, while passenger traffic (RPKs) increased 6.0%. The load factor for the month was 80.9%.

International markets

In June 2016, the affiliated airlines of Avianca Holdings transported 953,814 passengers on international routes, up 5.1% compared to June 2015. Capacity (ASKs) increased 9.7%, while passenger traffic (RPKs) increased 10.8%. The load factor for the month was 82.0%.

Operational Statistics	Jun-16	Jun-15	r YOY	2Q 2016	2Q 2015	r YOY	YTD 2016	YTD 2015	r YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,460	2,336	5.3%	7,073	6,936	2.0%	14,205	13,616	4.3%
ASK (mm)[2]	3,874	3,583	8.1%	11,575	10,780	7.4%	23,079	21,329	8.2%
RPK (mm)[3]	3,166	2,884	9.8%	9,037	8,488	6.5%	18,098	16,820	7.6%
Load Factor[4]	81.7%	80.5%	1.2pp	78.1%	78.7%	-0.6pp	78.4%	78.9%	-0.5pp
Domestic Market
PAX (K)[1]	1,506	1,429	5.4%	4,294	4,227	1.6%	8,603	8,234	4.5%
ASK (mm)[2]	826	806	2.5%	2,484	2,460	1.0%	4,965	4,835	2.7%
RPK (mm)[3]	668	631	6.0%	1,896	1,856	2.1%	3,826	3,620	5.7%
Load Factor[4]	80.9%	78.2%	2.7pp	76.3%	75.4%	0.9pp	77.1%	74.9%	2.2pp
International Market
PAX (K)[1]	954	908	5.1%	2,780	2,709	2.6%	5,602	5,381	4.1%
ASK (mm)[2]	3,047	2,777	9.7%	9,091	8,320	9.3%	18,114	16,494	9.8%
RPK (mm)[3]	2,497	2,253	10.8%	7,141	6,632	7.7%	14,272	13,200	8.1%
Load Factor[4]	82.0%	81.1%	0.9pp	78.6%	79.7%	-1.1pp	78.8%	80.0%	-1.2pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

Avianca Holdings S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S., incorporated in Colombia, Aerolineas Galapagos S.A. - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

On April 29, 2016, Avianca Holdings S.A. (“Avianca”) filed its Annual Report on Form 20-F for the year ended December 31, 2015 (the “Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”).

In compliance with the New York Stock Exchange rules, the Form 20-F is available on our website at : www.aviancaholdings.com/en/annual-reports. In addition, all security holders of Avianca may request, free of charge, a hard copy of Avianca’s complete audited financial statements filed with the SEC. To request a hard copy of Avianca’s audited financial statements or to confirm or clarify this press release, please contact the Investor Relations of Avianca Holdings S.A. whose contact information is as follows:

Investor Relations Office

+571 587 77 00 ext. 1320/1321

ir@avianca.com

Avianca Holdings S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice- President of Legal Affairs